SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-24352
                                                                         -------

                           NOTIFICATION OF LATE FILING

      (Check one): |X| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

      For Period Ended: June 30, 2001

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For the Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Interiors, Inc.
                          ---------------

Former Name, if Applicable:

Address of principal executive offices (street and number):  320 Washington St.
                                                             ------------------

City, state and zip code:  Mount Vernon, New York 10553
                           ----------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate.)

      |X| (a) The reasons described in reasonable in Part III of this form could not be eliminated without unreasonable effort and expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      The Company needs additional time to complete current and prior year disclosures necessary because the Company is currently in the process of selling certain assets and will have significant impact on reporting requirements of its discontinued operations. Consequently, the Company is unable to file its annual report on Form 10-K by September 28, 2001, which is the required filing date, without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      Robert Conologue                         (914) 665-5400
      (name)                                   (Area code)(Telephone number)

      (2) Have all other periodic reports required under sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s). |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Interiors, Inc.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                              INTERIORS, INC.


Date: September 28, 2001                      By: /s/  Robert J. Conologue
                                                 -------------------------
                                                       Robert J. Conologue
                                                       Chief Financial Officer

                                   ATTACHMENT
                            (pursuant to PART IV (3))

      It is anticipated that a significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

      The Company needs additional time to complete current and prior year disclosures necessary because the Company is currently in the process of selling certain assets and will have significant impact on reporting requirements of its discontinued operations. Consequently, the Company is unable to file its annual report on Form 10-K by September 28, 2001, which is the required filing date, without unreasonable effort and expense.